Resort Savers, Inc.
1004 Commercial Ave., #509

Anacortes, WA 98221-4117
Phone: (360) 873-8866
admin@resortsavers.net
www.resortsavers.net

VIA EDGAR

June 3, 2013

Max Webb

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      Resort Savers, Inc.

            Registration Statement on Form S-1

            Filed: March 22, 2013

            File No. 333-187437

Dear Mr. Webb:

This letter is in response to your comment letter dated April 16, 2013, with regard to the Form S-1 filing of Resort Savers, Inc., a Nevada corporation (“Resort Savers” or the "Company") filed on March 22, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.      This disclosure has been added throughout accordingly.

2.      Our executives and directors are employed by companies that operate in Hawaii, but Ms. LaCour lives part-time in Anacortes, WA and Mr. LaCour lives full-time in Louisiana. Due to the nature of the businesses they are employed in, the work can be done anywhere with a computer and telephone.

This section has been updated and revised accordingly.

3.      What to Do Media is a website design, SEO, and Social Media marketing company.  What to Do Media will be designing and developing the website for Resort Savers, Inc.  It is common practice for the web developer to register the domain on behalf of its client in order to maintain and manage the website.  Hawaii Savers is a customer of What to Do Media.  There is no relationship between Resort Savers, Inc. and Hawaii Savers.

4.      An updated Exhibit 23.1 has been included in this amended S-1.

Summary of Prospectus

5.      This section has been revised and updated accordingly.

6.      We confirm that we have not had any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retained copies of the communications. Additionally, we confirm that there are no research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in our offering.

7.      This section has been updated accordingly.

8.      This section has been revised and updated accordingly.

Risk Factors

General

9.      A risk factor has been added.

Risks Associated with Resort Savers, Inc.

Some of our competitors have significantly greater financial and marketing resources than do we

10.  This risk factor has been revised and updated accordingly.

We do not have any additional source of funding for our business plan

11.  This risk factor has been updated accordingly.

We possess minimal capital which may severely restrict our ability to develop our services

12.  A separate risk factor has been added.

Because management has limited experience in managing the online travel discounted activities

13.  This risk factor has been updated accordingly.

Two investors hold a controlling interest in our stock

14.  This risk factor has been revised accordingly.

Description of securities to be registered

Common Stock

15.  This section has been revised accordingly.

Description of Business

General

16.  This section and the prospectus summary have been revised and updated accordingly.

Principal Products, Services, and Their Markets

17.  This section has been revised and updated accordingly.

18.  This section has been updated and revised accordingly.

19.  This section has been updated and revised accordingly.

20.  This section has been revised and updated accordingly.

21.  This section has been update and revised accordingly.

Competitive Business Conditions and Strategy; Resort Savers in the Industry

22.  This section has been updated accordingly.

Talent Sources and Names of Principal Suppliers

23.  This section has been revised and updated accordingly.

Governmental Controls, Approval and Licensing Requirements

24.  This section has been updated accordingly.

Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters

25.  The other expenses section has been revised accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

26.  This section has been revised accordingly.

Plan of Operation

27.  This section has been updated accordingly.

Description of Expenditures

28.  This section has been eliminated.

Directors and Executive Officers

29.  This section has been updated accordingly.

30.  This section has been updated accordingly.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

31.  This section has been updated accordingly.

Financial Statements for the Period Ended January 31, 2013

Statement of Operations

32.  The financial statements have been revised accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (admin@resortsavers.net).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michelle LaCour

_____________________

Michelle LaCour, President